[KOOR INDUSTRIES LTD. (An Israeli Corporation) GRAPHIC OMITTED]


                                               Finance Department
                                               14 Hamelacha Street
                                               Park Afek
                                               Rosh Ka'Ayin, Israel 48091
                                               Tel: 972-3-9008310
                                               Fax: 972-3-9008313


                                     November 21, 2005



VIA FACSIMILE AND EDGAR
-----------------------

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


             Re:   Koor Industries Ltd. (File No. 1-09178)
                   Form 20-F for the Fiscal Year Ended December 31, 2004 Filed July 15, 2005
                   Form 20-F/A for the Fiscal Year Ended December 31, 2004 Filed September 16, 2005
                   -------------------------------------------------------

Dear Mr. Spirgel:

         On behalf of Koor Industries Ltd., a corporation organized under the laws of the State of Israel (the "Company"), set forth below are the Company's responses to the comments of the staff of the Securities and Exchange Commission (the "Staff") to the above-referenced Form 20-F of the Company (the "Form 20-F") set forth in your letter dated November 8, 2005 (the "Comment Letter"). For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form 20-F.

Form 20-F for the Year Ended December 31, 2004
----------------------------------------------

Principal and Subsidiary Auditor Reports, page F-2
--------------------------------------------------

Report of Independent Auditors, page F-2
----------------------------------------

1. We note your response to comment 3. It is unclear which auditor has taken responsibility for the conversion of Balton CP Limited's results from US GAAP to Israeli GAAP. In future filings, in order to make this point more clear, revise the second paragraph of the audit report issued for Koor Trade to specifically identify Balton CP Limited and any other affiliates whose financial statements were not audited by Koor Trade's auditor.

                  The Company will comply with the Staff's request and include in its future filings a revised auditors' report issued for Koor Trade Ltd. ("Koor Trade") that specifically identifies Balton CP Limited and any other affiliates whose financial statements were not audited by Koor Trade's principal auditor.

Auditors' Report of Nutriblend, Ltd., page F-138
------------------------------------------------

2. We note your response to comment 4. It is unclear which auditor has taken responsibility for the conversion of Nutriblend Limited's results from US GAAP to Israeli GAAP. In future filings, in order to make this point more clear, revise the second paragraph of the audit report issued for Lycored Natural Products Industries, Ltd. to specifically identify Nutriblend Limited and any other subsidiaries whose financial statements were not audited by the auditor of Lycored.

                  The Company will comply with the Staff's request and include in its future filings a revised auditors' report issued for Lycored Natural Products Industries ("Lycored") that specifically identifies Nutriblend Limited and any other subsidiaries whose financial statements were not audited by Lycored's principal auditor.

Auditor Reports Issued by Hoberman, Miller Goldstein & Lesser, pages F-128, F-131 and F-132
--------------------------------------------------------------------------

3. We note your response to comment 6, where Hoberman Miller, Goldstein & Lesser, CPA's P.C. indicate that there were no identified differences between US GAAP and Israeli GAAP for either Talla-Com, Tadiran Electronic Industries, LLC, or Microwave Networks, Inc. In future filings, in order to make this point more clear, the Hoberman Miller, Goldstein & Lesser, CPA's P.C. audit report should be revised to indicate that the "application of accounting principles generally accepted in Israel did not have any effect on the results of operations, shareholder's equity and cash flows ..."

                  The Company will comply with the Staff's request and include in its future filings revised auditors' reports issued by Hoberman Miller, Goldstein & Lesser, CPA's P.C. for Talla-Com, Tadiran Electronic Industries, LLC, and Microwave Networks, Inc. that include the language suggested by the Staff.

Note 28 Material Differences Between Israeli and US GAAP and their Effect on Financial Statements, page F-107
--------------------------------------------------------------------------

Reconciliation of net earnings (loss), page F-119
-------------------------------------------------

4. We note your response to comment 9. In future filings, please revise to clarify that the difference between Israeli GAAP and US GAAP is related to timing.

                  The Company will comply with the Staff's request and clarify in its future filings that the difference between Israeli GAAP and US GAAP is related to timing.

5. We note your response to comment 15. Revise your accounting policy to explain in more detail your basis for proportionately consolidating Yehuda Hotels, Ltd., Herod's Hotels Spa and Resort, Ltd. and Telrad Networks, Ltd.

                  As discussed below in its response to comment 6, the Company believes that the basis for proportionately consolidating Telrad Networks, Ltd. ("Telrad") is clearly described in Note 3D(1) to its financial statements. With respect to Yehuda Hotels Ltd. and Herod's Hotels Spa and Resort Ltd., the Company advises the Staff that its investment in each of those companies is immaterial (the Company's investment in those companies together represents less than two percent of the Company's consolidated total assets under Israeli GAAP as of December 31, 2004 and those companies' combined net income for the year ended December 31, 2004 represents less than one percent of the Company's consolidated net income under Israeli GAAP for the same period). The Company believes the disclosure in Notes 2A(3), 2E(1) and 2E(3) to its financial statements explain the main accounting principles with respect to this issue. Accordingly, the Company respectfully proposes not to amend its Form 20-F for the sole purpose of supplementing its accounting policy disclosure; instead the Company proposes revise future filings to explain in more detail the basis for proportionately consolidating the above companies by the following disclosure in Note 2E(1) to its financial statements:

                  "The consolidated financial statements include the financial statements of the Company and of all the companies in which the Company has control. Jointly controlled companies are included in the consolidated financial statements by the proportionate consolidation method. A jointly controlled company is an entity whose significant operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity."

6.       It is not clear how Telrad met the accommodation in Form 20-F under
         Item 17(c) (2)(vii) that allows you to omit Israeli GAAP to US GAAP reconciliation, because it does not appear that all parties with an equity interest have the right to share in the control of all significant financial and operating policies. The existence of significant participating rights that preclude consolidation under EITF 96-16 would ordinarily mean that not all significant financial and operating policies of the entity are jointly controlled by all parties with an equity interest. Please tell us in more detail about why you believe the above-mentioned accommodation is available to Telrad. Please refer to section VI(C) of International Reporting and Disclosure Issues in the Division of Corporation Finance, which is located on our website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.
         htm#P577_92041.

                  Telrad is a developer and marketer of telecom products and end-to-end solutions, thus meeting the operating entity criterion set forth in Item 17(c)(2)(vii) of Form 20-F. Furthermore, all significant financial and operating policies of Telrad are jointly controlled by all the parties with an equity interest.

                  The Company, as the majority shareholder, and Fortissimo GP Capital Fund L.P. ("Fortissimo"), as the sole minority shareholder during 2004, are party to a shareholders'agreement. As described in
         Note 3D(1) to the Company's financial statements as of and for the year ended December 31, 2004, the shareholders' agreement stipulates a list of matters governing essentially all significant financial and operating policies of Telrad, which must be approved by the joint consent of the Company and Fortissimo. These matters include: (i) approval of Telrad's budget; (ii) appointment of Telrad's executives and determining their terms of employment; (iii) dividend distribution; (iv) amending the organizational documents of the company; (v) issuance of ordinary shares, convertible securities or other securities; (vi) merger or sale of substantially all of the company's assets; (vii) increase in the number of directors; (viii) related party transactions; (ix) loans, advances or guarantees other than in the ordinary course of business; (x) formation or investment in an entity that is not wholly owned; (xi) material changes in the nature of business; (xii) effecting any form of winding up of the company; (xiii) selling or granting a license to the company's technology; (xiv) making various financial investments; and (xv) incurring indebtedness exceeding a certain amount.

                  Although section VI(C) of International Reporting and Disclosure Issues in the Division of Corporation Finance, states that the existence of significant participating rights that preclude consolidation under EITF 96-16 would ordinarily mean that not all significant financial and operating policies of the entity are jointly controlled by all parties with an equity interest, all Telrad's significant financial and operating policies are in fact jointly controlled by all parties with an equity interest. As described above, Fortissimo's rights under the shareholders' agreement confer to Fortissimo the right to actually participate in essentially all the significant decisions related to the Telrad's normal course of business, thereby preventing the Company from actual control over Telrad and requiring the joint consent of the Company and Fortissimo in decisions on all matters that are critical for the operating objectives of Telrad. As a result, according to Israeli GAAP, Telrad is jointly controlled by the Company and Fortissimo, and is thus precluded from consolidation by the Company. Accordingly, Telrad is included in the Company's financial statements by the proportionate consolidation method.

                  Therefore, the Company believes that the accommodation set forth in Item 17(c)(2)(vii) of Form 20-F is applicable to Telrad, as both the operating entity criterion and the joint control criterion are met.

              If you have any questions regarding the responses to the Staff's comments, or require additional information, please contact the undersigned at 011-972-3-900-8310.

                                                     Sincerely,

                                                     /s/ Ran Maidan

                                                     Ran Maidan
                                                     Senior Vice President
                                                     & Chief Financial Officer

cc:  Shlomo Heller
     Michal Yageel
         Koor Industries Ltd.

     David Goldschmidt
     Yehuda Markovits
         Skadden, Arps, Slate, Meagher & Flom LLP